Exhibit 99.2

LITHIUM AMERICAS CORP.

Voting Results for Annual General Meeting of Shareholders of Lithium Americas Corp. (the “Company”)
held on June 26, 2019 (the “Meeting”)

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

			Outcome of Vote	Votes For	Votes Against
1.	Setting the number of directors of the Company at nine (9)		Carried	48,152,419 (99.74%)	123,869 (0.26%)

2.	The election of the following directors:		Outcome of Vote	Votes For	Votes Withheld
	(a)	Gary M. Cohn	Carried	48,068,209 (99.49%)	248,239 (0.51%)
	(b)	Jonathan Evans	Carried	47,329,097 (97.96%)	987,351 (2.04%)
	(c)	Fabiana Chubbs	Carried	48,146,874 (99.65%)	169,574 (0.35%)
	(d)	George Ireland	Carried	47,935,371 (99.21%)	381,077 (0.79%)
	(e)	John Kanellitsas	Carried	47,303,883 (97.90%)	1,012,565 (2.10%)
	(f)	Chaiwat Kovavisarach	Carried	46,002,081 (95.21%)	2,314,367 (4.79%)
	(g)	Franco Mignacco	Carried	46,247,311 (95.72%)	2,069,137 (4.28%)
	(h)	Gabriel Rubacha	Carried	47,321,241 (97.94%)	995,206 (2.06%)
	(i)	Wang Xiaoshen	Carried	46,179,154 (95.72%)	2,137,294 (4.42%)

			Outcome of Vote	Votes For	Votes Withheld
3.	Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration		Carried	65,220,519 (99.08%)	608,251 (0.92%)

			Outcome of Vote	Votes For	Votes Against
4.	Approval of the unallocated entitlements under the Company’s equity incentive plan,		Carried	46,624,442 (96.58%)	1,651,847 (3.42%)

as more particularly described in the information circular for the Meeting

		Outcome of Vote	Votes For	Votes Against
5.	Approval of the issuance of certain equity incentive grants, as more particularly described in the information circular for the Meeting	Carried	46,715,997 (96.77%)	1,560,291 (3.23%)

		Outcome of Vote	Votes For	Votes Against
6.	Approval, in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions to approve the “Project Investment” as such term is defined in, and as more particularly described in, the information circular for the Meeting*	Carried	18,918,980 (98.32%)	323,957 (1.68%)

*Excluding 29,033,351 shares held by interested parties.

Other than the election of directors, where voting was conducted by ballot (and accordingly, the above totals are from the final scrutineer’s report for the Meeting), each vote was conducted by show of hands (and accordingly, the above totals are proxies cast). All directors were elected to serve as directors until the Company’s next annual general meeting.